Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	September 15, 2025

OFS Credit Company, Inc.
$200,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023, Amendment No. 6 thereto, dated June 12, 2024 and Amendment No. 7 thereto, dated March 14, 2025, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to September 12, 2025, we sold a total of 17,744,922 shares of common stock at a weighted average price of $8.47 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $148.5 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million. Pursuant to Amendment No. 7 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $200.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date). OFS Capital Management, LLC, our investment adviser, may, from time to time and in its sole discretion, pay some or all of the commissions payable under the Equity Distribution Agreement or make additional supplemental payments to ensure that the sales price per share of our common stock in connection with the At-the-Market Offering made hereunder will not be less than our current net asset value per share. Any such payments made by the investment adviser will not be subject to reimbursement by us.

RECENT DEVELOPMENTS

August 2025 Financial Update
On September 15, 2025, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of August 31, 2025 is between $5.81 and $5.91. This estimate is not a comprehensive statement of our financial condition or results for the month ended August 31, 2025. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that current estimates of our NAV per share may differ materially from future NAV estimates or determinations, including the determination for the period ending October 31, 2025, which will be reported in our Annual Report on Form N-CSR.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after August 31, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the escalated armed conflict and heightened regional tensions in the Middle East, the agenda of the U.S. Presidential administration, including the impact of tariff enactment and tax reductions, trade disputes with other countries, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future NAV, net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this August 2025 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.

THIRD QUARTER 2025 HIGHLIGHTS AND FINANCIAL RESULTS
THIRD QUARTER HIGHLIGHTS
•Net investment income (“NII”) of $6.1 million, or $0.22 per common share, for the fiscal quarter ended July 31, 2025. This compares to NII of $5.2 million, or $0.21 per common share, for the fiscal quarter ended April 30, 2025. During the fiscal quarter ended July 31, 2025, NII increased by $0.9 million, or 17.0%, primarily due to an increase in the size of our investment portfolio and an increase in our interest income yield1. See additional information under “Results of Operations” below.
•Core net investment income (“Core NII”)2 of $8.5 million, or $0.31 per common share, for the fiscal quarter ended July 31, 2025. This compares to Core NII of $9.2 million, or $0.37 per common share, for the fiscal quarter ended April 30, 2025. Core NII decreased for the fiscal quarter ended July 31, 2025, primarily due to lower cash flows on our CLO equity investments attributable to the tightening of loan spreads driven by strong investor demand for CLOs and leveraged loans.
•NAV per common share of $6.13 at July 31, 2025, a decrease of $0.04 from NAV of $6.17 at April 30, 2025. This decrease in NAV was primarily due to distributions of $0.345 per common share paid during the quarter which exceeded our quarterly NII of $0.22 per common share, partially offset by a net gain on investments of $0.07 per common share. See additional information under “Results of Operations” below.
•During the fiscal quarter ended July 31, 2025, the interest income yield1 of our investment portfolio was 14.38%, based on average amortized cost.
•During the fiscal quarter ended July 31, 2025, we issued 1,538,496 shares of common stock through our At-the-Market offering, for net proceeds of $10.0 million, after deducting commissions, fees and offering costs.

SELECTED FINANCIAL HIGHLIGHTS
(in millions, except per share data)	At
	July 31, 2025	April 30, 2025
Balance Sheet Highlights
Total investments, at fair value	$279.4	$252.2
Total outstanding preferred stock - principal	115.9	115.9
Total net assets	170.0	160.3
NAV per common share	6.13	6.17

Operating Highlights	For the Fiscal Quarter Ended
(Per common share)	July 31, 2025	April 30, 2025
Net investment income	$0.22	$0.21
Net realized loss on investments	(0.07)	(0.04)
Net change in unrealized appreciation (depreciation) on investments	0.14	(0.67)
Net earnings (loss)	$0.29	$(0.50)

Reconciliation of Core NII — Non-GAAP[2]
Net investment income	$0.22	$0.21
CLO equity adjustments	0.09	0.16
Core NII	$0.31	$0.37
1 Interest income yield is calculated as total investment income earned on the investment portfolio (excluding idle cash interest income) divided by the average total investments at cost (annualized).
2 On a supplemental basis, we disclose Core NII, which is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. See additional information under “Supplemental Information Regarding Core Net Investment Income” below.

PORTFOLIO AND INVESTMENT ACTIVITIES
As of July 31, 2025, the total fair value of our investment portfolio was $279.4 million, which was equal to 83.7% of amortized cost. For the quarter ended July 31, 2025, our CLO equity cash flow yield3 was 17.48% based on amortized cost.

	At
Portfolio Overview ($ in millions)	July 31, 2025	April 30, 2025
Total investments, at fair value	$279.4	$252.2
Total number of issuers	89	85
Weighted-average effective yield[4]	14.04%	14.07%
3 Calculated as CLO equity and equity-related cash distributions received during the quarter, excluding distributions on CLO equity investments that have been optionally redeemed, divided by average CLO equity and equity-related investments at amortized cost.
4 Based on amortized cost at period end; excludes discount accretion on CLO debt investments.

	For the Fiscal Quarter Ended
Portfolio Purchases ($ in millions)	July 31, 2025	April 30, 2025
CLO equity investments	$36.8	$39.5
CLO debt investments	2.0	—
Loan accumulation facility investments	2.2	2.2
Other CLO equity-related investments (i.e., fee rebates)	0.2	0.2
Total investments	$41.2	$41.9
Weighted-average effective yield - period end	19.05%	20.96%

	At July 31, 2025
Portfolio Composition ($ in millions)	Amortized Cost	Fair Value
CLO equity investments	$311.8	$256.1
CLO debt investments	14.6	15.3
Loan accumulation facility investments	6.0	6.0
Other CLO equity-related investments (i.e., fee rebates)	1.5	2.0
Total investments	$333.9	$279.4
RESULTS OF OPERATIONS
Interest Income
During the fiscal quarter ended July 31, 2025, interest income increased to $11.9 million from $10.2 million during the prior quarter. The increase in interest income was primarily due to net investment deployment (purchases, net of sales and repayments) of $27.6 million and a 0.34% increase in the interest income yield of our investment portfolio as compared to the prior quarter.
Expenses
During the fiscal quarter ended July 31, 2025, total expenses increased by $0.8 million to $5.8 million, primarily due to a $0.4 million increase in interest expense related to a full quarter of expense on our 8.00% Series G Term Preferred Stock due 2030 and a $0.3 million aggregate increase in base management and incentive fees due to portfolio growth.
Net Realized and Unrealized Gain (Loss) on Investments
During the fiscal quarter ended July 31, 2025, net gain on investments of $1.9 million was primarily due to net unrealized appreciation on our CLO equity investments, attributable to the tightening of CLO spread levels coupled with an increase in underlying collateral loan prices during the quarter.

OFS Credit Company, Inc.
Statement of Assets and Liabilities
(Unaudited)

As of July 31, 2025
Assets:
Investments, at fair value (amortized cost of $333,925,279)	$279,413,462
Cash and cash equivalents	7,332,005
Interest receivable	345,365
Other assets	313,117
Total assets	287,403,949

Liabilities:
Preferred stock (net of deferred issuance costs of $2,188,193)	113,711,807
Payable to adviser and affiliates	3,420,647
Other liabilities	242,000
Total liabilities	117,374,454

Net assets	$170,029,495

Net assets consist of:
Common stock, par value of $0.001 per share; 90,000,000 shares authorized and 27,716,012 shares issued and outstanding	$27,716
Paid-in capital in excess of par	241,806,374
Total accumulated losses	(71,804,595)
Total net assets	$170,029,495

Net asset value per common share	$6.13

OFS Credit Company, Inc.
Statements of Operations
(Unaudited)

	Three Months Ended	Nine Months Ended
	July 31, 2025	July 31, 2025
Investment income:
Interest income	$11,875,174	$32,177,892

Operating expenses:
Interest expense	2,148,056	5,544,385
Incentive fees	1,512,696	4,093,485
Base management fees	1,263,086	3,609,133
Administration fees	402,998	1,086,561
Professional fees	270,419	791,537
Other expenses	227,136	678,850
Total operating expenses	5,824,391	15,803,951

Net investment income	6,050,783	16,373,941

Net realized and unrealized gain (loss) on investments:
Net realized loss on investments	(1,934,404)	(2,775,095)
Net change in unrealized appreciation (depreciation) on investments	3,813,971	(14,443,821)
Net gain (loss) on investments	1,879,567	(17,218,916)

Net increase (decrease) in net assets resulting from operations	$7,930,350	$(844,975)

Weighted-average common shares outstanding	27,179,615	24,785,225

Supplemental Information Regarding Core Net Investment Income
We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even if similar terms are used to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity and equity-related investments that have not been optionally redeemed relative to income recognized in accordance with GAAP. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company’s financial performance, identifying trends in its results, and providing meaningful period-to-period comparisons.
Income from investments in the “equity” class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an estimated effective yield, at current amortized cost, to the expected redemption of the security utilizing assumed cash flows, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an estimated effective yield for the investment in which the respective investment’s cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the income recognized via the estimated effective yield calculation. Accordingly, investment income recognized on CLO equity and equity-related securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as “CLO equity adjustments”). Therefore, management believes that Core NII may provide a useful indicator of distributable operating income, as this reflects a measure of potential cash availability, net of operating expenses, that could be utilized to cover distributions to common stockholders. We note that this non-GAAP measure has no bearing on the tax character of the common stock distributions made during the period, and future distributions are not guaranteed. A portion of current and future common stock distributions may consist of a return of capital for tax purposes. The actual tax character of our earnings cannot be finally determined until our tax return is prepared after the close of our taxable year.
The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended July 31, 2025 and April 30, 2025:

	For the Fiscal Quarter Ended July 31, 2025		For the Fiscal Quarter Ended April 30, 2025
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$6,050,783	$0.22	$5,172,411	$0.21
CLO equity adjustments	2,476,308	0.09	4,049,003	0.16
Core NII	$8,527,091	$0.31	$9,221,414	$0.37

The following table provides a reconciliation of GAAP NII to Core NII for the nine months ended July 31, 2025 and 2024:

	For the Nine Months Ended July 31, 2025		For the Nine Months Ended July 31, 2024
	Amount	Per Common Share Amount	Amount	Per Common Share Amount
Net investment income	$16,373,941	$0.66	$12,952,411	$0.81
CLO equity adjustments	8,891,204	0.36	10,275,605	0.64
Core NII	$25,265,145	$1.02	$23,228,016	$1.45

SCHEDULE OF INVESTMENTS AS OF JULY 31, 2025
On September 12, 2025, the Company filed its monthly report on Form N-PORT for the month ended July 31, 2025, which included the Schedule of Investments as of July 31, 2025. The Schedule of Investments is attached hereto.
Information contained on our website is not incorporated by reference into this prospects supplement or the Prospectus, and you should not consider that information to be part of this prospectus supplement or the Prospectus.

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Debt Securities

Atlas Senior Loan Fund XXI, Ltd.
Mezzanine Debt - Class E	13.37%	(SOFR + 9.04%)	7/20/2023	7/20/2035	$1,450,000	$1,376,873	$1,449,497	1.0%

Brightwood Capital MM CLO 2023-1, Ltd.
Mezzanine Debt - Class E	14.68%	(SOFR + 10.36%)	9/28/2023	10/15/2035	1,882,451	1,751,557	1,895,413	1.1%

Elevation CLO 2023-17, Ltd.
Mezzanine Debt - Class E	12.49%	(SOFR + 8.16%)	11/16/2023	10/20/2036	2,000,000	1,909,585	2,006,415	1.2%

Empower CLO 2023-2, Ltd.
Mezzanine Debt - Class E	12.57%	(SOFR + 8.25%)	8/22/2023	7/15/2036	2,000,000	2,000,000	2,000,229	1.2%

Fortress Credit BSL VII Limited
Mezzanine Debt - Class E	11.73%	(SOFR + 7.14%)	8/1/2023	4/20/2033	3,750,000	3,542,078	3,750,399	2.2%

Gallatin CLO X 2023-1, Ltd.
Mezzanine Debt - Class E	12.54%	(SOFR + 8.22%)	9/7/2023	10/14/2035	4,000,000	3,859,084	3,995,075	2.3%

Niagara Park CLO, Ltd.
Mezzanine Debt - Class G(12)	0.00%	N/A	11/19/2024	1/17/2038	155,833	147,101	146,795	0.1%

Total CLO Debt Securities					$15,238,284	$14,586,278	$15,243,823	9.1%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
CLO Equity Securities(6)

Allegro CLO XIV, Ltd.
Subordinated Notes	9.65%	N/A	8/23/2021	10/15/2038	$5,000,000	$3,515,985	$2,417,707	1.5%

Allegro CLO XV, Ltd.
Subordinated Notes	20.95%	N/A	6/10/2022	4/20/2038	5,350,462	3,325,338	3,323,774	2.0%

Allegro CLO XVI, Ltd.
Subordinated Notes	12.83%	N/A	4/11/2024	4/25/2037	6,490,084	4,599,548	4,188,010	2.5%

Allegro CLO XVII, Ltd.
Subordinated Notes	14.55%	N/A	6/18/2025	7/25/2038	9,670,177	7,387,622	7,387,622	4.3%

Anchorage Capital CLO 1-R, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	4/13/2031	2,100,000	142,577	20,681	—%

Apex Credit CLO 2020 Ltd.
Subordinated Notes	15.38%	N/A	11/16/2020	4/20/2035	6,170,000	5,027,361	3,745,101	2.2%

Apex Credit CLO 2021 Ltd.
Subordinated Notes	13.60%	N/A	5/28/2021	7/18/2034	7,140,000	4,633,803	3,403,477	2.0%

Apex Credit CLO 2022-I Ltd.
Subordinated Notes	6.30%	N/A	4/28/2022	4/22/2033	8,833,176	6,367,346	4,675,313	2.7%

Apex Credit CLO 2024-I Ltd.
Subordinated Notes	25.66%	N/A	3/7/2024	4/20/2036	3,600,000	2,428,590	2,654,867	1.6%

Ares LXXIV CLO Ltd.
Subordinated Notes	20.75%	N/A	9/12/2024	10/15/2037	10,000,000	8,177,080	8,349,192	4.9%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Atlas Senior Loan Fund X, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	1/15/2031	$5,000,000	$1,990,754	$203,015	0.1%

Atlas Senior Loan Fund XVII, Ltd.
Subordinated Notes	15.20%	N/A	9/20/2021	10/20/2034	6,000,000	4,068,497	3,075,499	1.8%

Ballyrock CLO 19 Ltd.
Subordinated Notes	29.37%	N/A	6/30/2025	4/20/2035	4,300,000	1,774,192	1,899,438	1.1%

Barings CLO Ltd. 2018-II
Subordinated Notes	21.13%	N/A	2/19/2025	7/15/2036	4,750,000	2,241,905	2,118,680	1.2%

Battalion CLO IX Ltd.
Subordinated Notes - Income(7)(8)	0.00%	N/A	10/10/2018	1/17/2033	1,079,022	420,121	63,474	—%
Subordinated Notes(7)(8)	0.00%	N/A	10/10/2018	1/17/2033	1,770,978	689,510	104,178	0.1%
					2,850,000	1,109,631	167,652	0.1%
Battalion CLO XI Ltd.
Subordinated Notes(7)	0.00%	N/A	3/20/2019	4/24/2034	5,000,000	2,842,483	1,415,831	0.8%

Battalion CLO XV Ltd.
Subordinated Notes	20.08%	N/A	5/4/2023	1/17/2033	3,500,000	1,459,102	1,192,316	0.7%
Subordinated Notes	20.08%	N/A	5/4/2023	1/17/2033	3,500,000	1,459,102	1,192,316	0.7%
					7,000,000	2,918,204	2,384,632	1.4%
Battalion CLO XIX Ltd.
Subordinated Notes	6.75%	N/A	3/16/2021	4/15/2034	5,000,000	2,387,294	1,416,040	0.8%

BlueMountain CLO XXVI Ltd.
Subordinated Notes	19.42%	N/A	8/9/2024	10/20/2034	4,000,000	2,083,510	1,917,382	1.1%

Bridge Street CLO III Ltd.
Subordinated Notes	37.62%	N/A	12/28/2022	10/20/2037	6,900,000	3,275,130	4,889,648	2.9%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Brightwood Capital MM CLO 2023-1, Ltd.
Subordinated Notes	14.10%	N/A	9/28/2023	10/15/2035	$4,847,312	$4,343,656	$3,806,805	2.2%

Canyon CLO 2019-1, Ltd.
Subordinated Notes	23.64%	N/A	8/22/2024	7/15/2037	1,000,000	497,561	509,377	0.3%

Carlyle US CLO 2021-10, Ltd.
Subordinated Notes	22.76%	N/A	5/9/2025	1/20/2038	7,900,342	3,534,408	3,653,929	2.1%

Dryden 38 Senior Loan Fund
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	7/15/2030	2,600,000	678,062	36,132	—%

Dryden 76 CLO, Ltd.
Subordinated Notes	7.92%	N/A	9/27/2019	10/15/2037	4,378,500	2,456,741	1,533,727	0.9%

Dryden 83 CLO, Ltd.
Subordinated Notes	15.89%	N/A	9/17/2024	4/18/2037	21,000,000	9,931,214	8,435,598	5.0%

Dryden 87 CLO, Ltd.
Subordinated Notes	1.67%	N/A	6/2/2021	5/20/2034	5,000,000	3,689,241	2,389,131	1.4%

Dryden 95 CLO, Ltd.
Subordinated Notes	5.66%	N/A	7/29/2021	8/20/2034	6,000,000	4,367,917	3,110,800	1.8%

Dryden 98 CLO, Ltd.
Subordinated Notes	7.27%	N/A	3/17/2022	4/20/2035	5,500,000	3,974,740	2,770,871	1.6%

Dryden 112 CLO, Ltd.
Subordinated Notes	14.01%	N/A	9/4/2024	11/15/2036	11,200,000	5,859,553	5,538,996	3.3%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Dryden 123 CLO, Ltd.
Subordinated Notes	15.36%	N/A	4/4/2025	4/15/2038	$5,000,000	$4,594,090	$4,594,090	2.7%

Eaton Vance CLO 2019-1, Ltd.
Subordinated Notes	16.90%	N/A	10/1/2024	7/15/2037	26,600,000	12,953,613	10,918,009	6.4%

Elevation CLO 2017-8, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	10/25/2030	2,000,000	614,661	—	—%

Elevation CLO 2021-12, Ltd.
Subordinated Notes	7.03%	N/A	5/26/2021	4/20/2037	4,810,737	2,715,495	1,556,733	0.9%

Elevation CLO 2021-13, Ltd.
Subordinated Notes	3.00%	N/A	6/9/2021	7/15/2034	6,026,765	3,843,212	2,077,889	1.2%

Elevation CLO 2021-14, Ltd.
Subordinated Notes	12.94%	N/A	10/29/2021	10/20/2034	11,971,482	6,748,992	4,764,394	2.8%

Elevation CLO 2021-15, Ltd.
Subordinated Notes	0.26%	N/A	12/23/2021	1/5/2035	9,000,000	5,602,044	2,668,340	1.6%

Empower CLO 2023-3, Ltd.
Subordinated Notes	8.62%	N/A	12/21/2023	1/20/2037	10,675,000	7,083,692	6,327,081	3.7%

Empower CLO 2024-1, Ltd.
Subordinated Notes	10.15%	N/A	3/20/2024	4/25/2037	5,024,000	3,804,092	2,848,802	1.7%

Empower CLO 2024-2, Ltd.
Subordinated Notes	10.98%	N/A	6/26/2024	7/15/2037	1,350,000	1,124,777	887,159	0.5%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Empower CLO 2025-1, Ltd.
Subordinated Notes	14.13%	N/A	5/15/2025	7/20/2038	$10,450,000	$7,492,132	$7,492,132	4.4%

Generate CLO 14 Ltd.
Subordinated Notes	13.66%	N/A	9/27/2024	4/22/2037	21,000,000	16,221,247	13,636,759	8.0%

Halcyon Loan Advisors Funding 2018-1 Ltd.
Subordinated Notes(7)	0.00%	N/A	3/20/2019	7/20/2031	3,000,000	1,321,576	312,136	0.2%

HarbourView CLO VII, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	10/5/2018	11/18/2026	3,100,000	1,886,533	—	—%

ICG US CLO 2021-3, Ltd.
Subordinated Notes	29.94%	N/A	8/8/2024	10/20/2034	6,800,000	3,106,631	3,571,659	2.1%

Invesco CLO 2021-2, Ltd.
Subordinated Notes	5.71%	N/A	5/24/2024	7/15/2034	6,000,000	2,879,506	1,923,656	1.1%

Invesco U.S. CLO 2023-1, Ltd.
Subordinated Notes	13.16%	N/A	5/31/2024	4/22/2037	9,000,000	6,306,957	5,393,578	3.2%

Jamestown CLO XVI Ltd.
Subordinated Notes	6.97%	N/A	7/29/2021	7/25/2034	3,500,000	2,309,778	1,657,983	1.0%

KKR CLO 35 Ltd.
Subordinated Notes	24.76%	N/A	6/5/2025	1/20/2038	7,000,000	4,536,655	4,675,936	2.8%

LCM 31 Ltd.
Subordinated Notes	4.86%	N/A	12/18/2020	7/20/2034	1,350,000	783,029	421,204	0.2%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
LCM 42 Ltd.
Subordinated Notes	21.26%	N/A	12/19/2024	1/15/2038	$3,500,000	$2,956,664	$3,091,588	1.8%

Madison Park Funding XXIX, Ltd.
Subordinated Notes	18.43%	N/A	12/22/2020	10/18/2047	1,154,848	543,702	496,191	0.3%

Marble Point CLO XX Ltd.
Subordinated Notes	1.33%	N/A	4/9/2021	4/23/2051	5,125,000	3,336,437	1,909,009	1.1%

Marble Point CLO XXI Ltd.
Subordinated Notes	1.43%	N/A	8/24/2021	10/17/2051	5,250,000	3,474,664	1,848,387	1.1%

Marble Point CLO XXIII Ltd.
Subordinated Notes	4.65%	N/A	12/3/2021	1/22/2052	1,750,000	1,240,787	738,430	0.4%

MidOcean Credit CLO VII
Subordinated Notes - Income(7)(8)	0.00%	N/A	3/20/2019	7/15/2029	3,275,000	1,047,083	—	—%

MidOcean Credit CLO VIII
Subordinated Notes - Income(8)(10)	0.00%	N/A	1/14/2019	2/20/2031	3,225,000	1,045,529	84,520	—%

MidOcean Credit CLO IX
Subordinated Notes - Income(7)(8)	0.00%	N/A	11/21/2018	7/20/2031	3,000,000	1,387,565	—	—%

New Mountain CLO 2 Ltd.
Subordinated Notes	21.63%	N/A	4/1/2025	4/15/2034	11,250,000	6,970,262	7,068,983	4.2%

Niagara Park CLO, Ltd.
Subordinated Notes	17.54%	N/A	11/8/2019	1/17/2038	4,500,000	3,048,238	2,890,782	1.7%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Northwoods XI-B, Limited
Subordinated Notes	20.77%	N/A	3/31/2025	7/19/2037	$34,632,954	$7,540,776	$9,012,091	5.3%

OCP CLO 2017-14, Ltd.
Subordinated Notes	13.04%	N/A	9/24/2024	7/20/2037	10,000,000	4,212,022	3,360,874	2.0%

Park Blue CLO 2022-I, Ltd.
Subordinated Notes	22.22%	N/A	3/18/2025	10/20/2037	10,000,000	6,212,647	6,241,351	3.7%

Park Blue CLO 2022-II, Ltd.
Subordinated Notes	16.92%	N/A	9/27/2024	7/20/2037	5,325,000	3,238,977	2,743,313	1.6%

Park Blue CLO 2023-3, Ltd.
Subordinated Notes	24.71%	N/A	7/9/2025	4/20/2038	14,500,000	8,223,329	8,523,001	5.0%

PPM CLO 2 Ltd.
Subordinated Notes	16.10%	N/A	10/15/2024	4/16/2037	2,000,000	708,095	496,957	0.3%

Rockford Tower CLO 2019-1, Ltd.
Subordinated Notes	13.23%	N/A	8/25/2023	4/20/2034	4,500,000	2,321,012	1,620,704	1.0%

Rockford Tower CLO 2025-1, Ltd.
Subordinated Notes	18.53%	N/A	3/7/2025	3/31/2038	8,000,000	6,897,527	6,897,527	4.1%

Signal Peak CLO 7, Ltd.
Subordinated Notes	21.79%	N/A	2/4/2025	10/20/2037	5,674,500	2,806,701	2,452,391	1.4%

Sound Point CLO IV-R, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	11/2/2018	4/18/2031	4,000,000	599,847	—	—%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Steele Creek CLO 2022-1, Ltd.
Subordinated Notes	9.35%	N/A	3/28/2022	4/15/2038	$6,339,779	$3,735,928	$2,205,373	1.3%

Trimaran CAVU 2021-2 Ltd.
Subordinated Notes	20.00%	N/A	8/20/2024	10/25/2034	2,000,000	865,012	807,972	0.5%

Trinitas CLO VIII, Ltd.
Subordinated Notes(7)(8)	0.00%	N/A	4/28/2021	7/20/2117	2,800,000	1,280,756	251,843	0.1%

Vibrant CLO X, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	5/23/2019	10/20/2031	8,000,000	2,720,176	—	—%

Vibrant CLO XIII, Ltd.
Subordinated Notes	14.17%	N/A	6/3/2021	1/15/2038	5,000,000	3,784,768	2,843,604	1.7%

Vibrant CLO XV, Ltd.
Subordinated Notes	18.70%	N/A	8/21/2023	1/20/2035	4,000,000	2,447,997	2,255,193	1.3%

Voya CLO 2017-4, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	10/5/2018	10/15/2030	1,000,000	279,656	—	—%

Voya CLO 2024-7, Ltd.
Subordinated Notes	17.48%	N/A	1/7/2025	1/20/2038	17,475,000	15,471,646	15,446,224	9.1%

Webster Park CLO, Ltd.
Subordinated Notes(8)(10)	0.00%	N/A	4/23/2021	7/20/2030	3,363,000	622,664	—	—%

Wellfleet CLO 2021-1, Ltd.
Subordinated Notes	20.48%	N/A	7/30/2025	4/20/2034	4,830,000	1,715,612	1,715,612	1.0%

Company and Investment(1)(2)	Interest Rate /Effective Yield(3)	Spread Above Index(4)	Initial Acquisition Date	Maturity	Principal Amount	Amortized Cost	Fair Value(5)	Percent of Net Assets
Wildwood Park CLO, Ltd.
Subordinated Notes	16.46%	N/A	11/5/2024	10/20/2037	$5,000,000	$4,140,105	$3,973,382	2.3%

Zais CLO 3, Limited
Subordinated Notes - Income(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	1,038,255	491,947	—	—%
Subordinated Notes(7)(8)	0.00%	N/A	10/10/2018	7/15/2031	1,761,745	834,659	—	—%
					2,800,000	1,326,606	—	—%

Total CLO Equity Securities					$541,508,118	$311,761,445	$256,141,769	150.4%

Loan Accumulation Facilities(11)

Dryden 128 CLO, Ltd.
Loan Accumulation Facility	16.50%	N/A	6/2/2025	5/21/2026	$1,000,000	$1,000,000	$1,000,000	0.6%

Fortress Credit Opportunities XXVII CLO B LLC
Loan Accumulation Facility	15.50%	N/A	1/27/2025	6/30/2026	5,022,110	5,022,110	5,022,110	3.0%

Total Loan Accumulation Facilities					$6,022,110	$6,022,110	$6,022,110	3.6%

Other CLO equity-related investments
CLO other(9)	18.04%	N/A				$1,555,446	$2,005,760	1.2%

Total Investments					$562,768,512	$333,925,279	$279,413,462	164.3%
(1)    These investments are generally subject to certain limitations on resale, and may be deemed to be “restricted securities” under the Securities Act of 1933, as amended.
(2)    The Company does not “control” and is not an “affiliate” of any of its portfolio investments, each as defined in the Investment Company Act of 1940, as amended (the “1940 Act”). In general, under the 1940 Act, the Company would be presumed to “control” a portfolio investment if it owned 25% or more of its voting securities and would be an “affiliate” of a portfolio investment if the Company owned 5% or more of its voting securities.
(3)    The rate disclosed on collateralized loan obligation (“CLO”) equity and equity-related securities is the estimated effective yield, generally established at purchase, and re-evaluated upon the receipt of the initial distribution and each subsequent quarter thereafter. The estimated effective yield is based upon projected amounts and timing of future distributions and the projected amounts and timing of terminal principal payments at the time of estimation. The estimated effective yield and investment cost may ultimately not be realized. Projected cash flows, including the amounts and timing of terminal principal payments, which generally are projected to occur prior to the contractual maturity date, were utilized in deriving the effective yield of the investments. The rates disclosed on CLO debt securities reflect the contractual interest rate, and exclude yield related to accretion of discounts. The rate disclosed on Loan Accumulation Facilities (as defined in footnote 11 below) represents the estimated yield to be earned on the investment through estimated redemption. As of July 31, 2025, the Company’s weighted-average effective yield on its total investments, based on current amortized cost, was 14.04% (excludes discount accretion on CLO debt investments). Excluding optionally redeemed CLOs, the weighted average effective yield on total investments, based on current amortized cost, was 14.23%.
(4)    CLO debt securities bear interest at a rate determined by reference to three-month Secured Overnight Financing Rate (“SOFR”) which resets quarterly. The rate provided for each CLO debt security is as of July 31, 2025.
(5)    The fair value of all investments was determined in good faith by OFS Capital Management, LLC using significant, unobservable inputs.
(6)    Subordinated notes and income notes are considered CLO equity securities. CLO equity securities are entitled to recurring distributions, which are generally equal to the residual cash flow payments made by underlying securities of the CLO less contractual payments to debt holders and CLO-fund expenses, subject to compliance with coverage tests and other provisions of the respective CLO indenture, as applicable.
(7)    As of July 31, 2025, the effective accretable yield has been estimated to be 0%, as the aggregate amount of projected distributions, including projected distributions related to liquidation of the underlying portfolio upon the security’s anticipated redemption, is less than current amortized cost. Projected distributions are monitored and re-evaluated quarterly. All actual distributions received will be recognized as reductions to amortized cost until such time, if and when occurring, a future aggregate amount of then-projected distributions exceeds the security’s then-current amortized cost.
(8)    Non-income producing. The Company has not recognized income on the security during the prior twelve-month period preceding the period-end date.
(9)    Fair value represents discounted cash flows associated with fee rebates earned from CLO equity-related investments.
(10)    As of July 31, 2025, the investment has been optionally redeemed and is in the process of liquidating. Commencing on the optional redemption date, the Company stops accruing interest income and remaining residual distributions are recognized as a return of capital up to the amount of current amortized cost, and realized gain for any amounts received in excess of current amortized cost, if applicable.
(11)    “Loan Accumulation Facilities” are financing structures intended to aggregate loans that are expected to form part of the portfolio of a future CLO. Investments in Loan Accumulation Facilities generally earn returns equal to the actual income earned on facility assets less costs and fees incurred on senior financing and manager costs. Income and return of capital distributions from investments in Loan Accumulation Facilities are generally received upon the earlier of the closing of the CLO securitization or liquidation of the underlying portfolio.
(12)    Represents a zero-coupon CLO debt security that does not have a contractual interest rate. The Company earns interest income on the accretion of the discount over the expected life of the security.